SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, DC 20549


                                FORM 12b-25



                       Commission File No.:  0-16976




                        NOTIFICATION OF LATE FILING



      (Check One):  [   ] Form 10-K;  [  ] Form 11-K; [  ] Form 20-F;
                    [ X ] Form 10-Q; [  ] Form N-SAR



                     For Period Ended:  March 31, 2006



[  ] Transition Report on Form 10-K [  ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F [ ] Transition Report on Form N-SAR [ ] Transition Report on Form 11-K



 For the Transition Period Ended:________________________________________



      Nothing on this form shall be construed to imply that the commission has verified any information contained herein.

      If the notification relates to a portion of the filing checked above identify the Item(s) to which the notification relates:____________________



PART I.  REGISTRANT INFORMATION

Full name of registrant:            ALP LIQUIDATING TRUST

Former name, if applicable:         Arvida/JMB Partners, L.P.

Address of principal executive
  office (Street and Number:        900 N. Michigan Avenue

City, State and Zip Code:           Chicago, IL  60611












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PART II.  RULE 12b-25 (b) AND (C)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[ X ] (a)   The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[   ] (b)   The subject annual report, semi-annual report, transition
            report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[   ] (c)   The accountant's statement or other exhibit required by Rule
            12b-25(c) has been attached if applicable.



PART III.  NARRATIVE

      State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

      The Trust was unable to file its first quarter report on a timely basis.




PART IV.  OTHER INFORMATION

      (1) Name and telephone number of person to contact in regard to this notification:

            Gailen J. Hull             312               915-1700
            -----------------------------------------------------------
            (name)                 (area code)       (telephone number)

      (2) Have all other periodic report required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [ X ] Yes; [ ] No

      (3) It is anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
            [  ] Yes;  [ X ] No

      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

      Please note that ALP Liquidating Trust has adopted the liquidation basis of accounting as of September 30, 2005 and as a result will not have an earnings statement for the period ending December 31, 2005.






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                           ALP LIQUIDATING TRUST
               --------------------------------------------
               (Name of registrant as specified in charter)



has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


                              ALP LIQUIDATING TRUST

                              BY:   Arvida Company
                                    as Administrator




                                    By:   GAILEN J. HULL
                                          Gailen J. Hull, Vice President






Date: May 16, 2006











































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